EXHIBIT 17.1

LETTER OF RESIGNATION

Ms. Alexandra Aizenshtadt

December 23, 2020

Board of Directors

Lord Global Corporation

I am submitting this letter of resignation as Chairperson of Lord Global Corporation, a public company (the “Registrant”) effective December 23, 2020. The reason for my resignation is to permit me to pursue other business opportunities, principally due to the fact that I am no longer a resident of the United States and, as a result, I am unable to devote the time necessary to serve as Chairperson of the Registrant’s Board of Directors. I have had no disagreements with the operations, policies or practices of the Registrant.

Respectfully submitted,

/s/: Alexandra Aizenshtadt
Alexandra Aizenshtadt